EXHIBIT 12

                      ANADARKO PETROLEUM CORPORATION
             CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS
   OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  Six Months Ended June 30, 1998 and Five Years Ended December 31, 1997

                  Six Months
                     Ended
                    June 30                 Years Ended December 31
thousands            1998         1997     1996     1995       1994    1993

Gross Income       $43,617     $205,318 $196,763  $65,624    $90,794 $106,824
Rentals              5,425        8,266    4,234    2,457      2,814    3,069

Earnings            49,042      213,584  200,997   68,081     93,608  109,893
Gross Interest
  Expense           38,406       62,095   55,986   52,557     41,635   38,000
Rentals              5,425        8,266    4,234    2,457      2,814    3,069
Preferred Stock
  Dividends          2,521          ---      ---      ---        ---      ---

Fixed Charges      $46,352      $70,361  $60,220  $55,014    $44,449  $41,069
Ratio of Earnings
  to Fixed Charges    1.06         3.04     3.34     1.24       2.11     2.68

The ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses, the estimated interest component of rentals and preferred stock dividends.

During the six months ended June 30, 1998 and five years ended December 31, 1997, there were two million shares and no shares of preferred stock outstanding, respectively. A pro forma ratio for prior periods is not presented due to immateriality.



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